Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

February 4, 2013

VIA:           EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Sonia Bednarowski, Esq.

RE:	Yummy Flies, Inc.;
Amendment No. 3 to Form S-1;
SEC File No. 333-17118

Dear Ms. Bednarowski:

Filed electronically on behalf of Bureau of Yummy Flies, Inc. (the “Registrant” or “Company”) is Amendment No. 3 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of January 11, 2013. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All references to page numbers are to the redlined Amendment that has been forwarded to you by email.

Prospectus Cover Page
Comment No. 1

Pages F-9 and F-10 have been revised to reflect the accurate number of the Company’s issued and outstanding shares.

Prospectus Summary
(page 3)
Comment No. 2

 The relevant disclosure has been added to the Amendment.  See pages 3, 6, 19 and 22.

Comment No. 3

The requested disclosure has been included in the Amendment.  See pages 5-6.

Comment No. 4

The requested disclosure has been included in the Amendment.  See page 5.

Comment No. 5

The requested disclosure has been included in the Amendment.  See page 5.

Comment No. 6

The disclosure referencing the number of ties offered by the Registrant has been reconciled in the Amendment.  See pages 3, 19, 20 and 23.

Comment No. 7

Please note that the requested disclosure has already been included at the end of the relevant paragraph on page 5.
The requested disclosure has been revised in the Amendment.  See page 6.

Comment No. 8

The requested disclosure has been revised in the Amendment.  See page 6.

Securities and Exchange Commission
February 4, 2013

Risk Factors
(page 5)
Comment No. 9

The risk factor in question has been revised per the staff’s comment. See page 6.

Comment No. 10

Additional disclosure concerning the Company’s ability to raise additional equity capital has been disclosed in the Amendment at page 3, 6, 17 and 19.

Comment No. 11

Additional disclosure has been added to the relevant risk factor further explaining Mr. Okizaki’s services as an Orvis guide and how it may give rise to a conflict of interest.  See page 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 15)

Comment No. 12

Additional disclosure has been added to the Prospectus section of the Registration Statement that describes in detail the Company’s budget requirements and applicable use of proceeds in the event it is successful in raising the capital it believes it requires to fully implement its business plan.  This disclosure also includes the Company’s estimate of the amount of time it will take to accomplish these objectives.  See page 17.

Comment No. 13

The relevant disclosure has been omitted in the Amendment.  See page 17.

Description of Business
(page 19)

Comment No. 14

The Amendment contains updated disclosure intended to address the inconsistencies described in the staff’s comment.  The references included in the relevant comment and what the Company believes to be confusing to the staff is the difference between the Company’s current business development and what it intends to do once it has the necessary capital to implement its business plan.  Additional disclosure concerning this issue has been disclosed at pages 19 through 23 and throughout the Prospectus section of the Registration Statement.

Comment No. 15

The inconsistencies cited by the staff have been reconciled in the Amendment.  See pages 3, 6, 17, 18 and 19.

Comment No. 16

The disclosure in the Amendment has been revised in response to the staff’s comment.  See page 19.

Comment No. 17

The disclosure in the Amendment has been revised to state as beliefs.

Comment No. 18

The disclosure in the Amendment has been revised to reflect that this is a belief.  The other disclosure referenced in the staff’s comment has been revised to more fully explain the difference between companies that currently mass produce their flies and the Registrant, which makes their flies on a custom basis.  See pages 19 and 22.

Comment No. 19

The disclosure in the Amendment has been revised to reflect this as a belief.

Securities and Exchange Commission
February 4, 2013

Comment No. 20

Additional disclosure has been added in the Amendment referencing the agreement with Casey Dunnigan.  See page 22.

Comment No. 21.

The relevant disclosure has been revised per the staff’s comment.  In some locations it is dependent upon spawning season, as no fishing is allowed during that time.  Not all trout have the same spawning season.  See page 22.

Comment No. 22

As disclosed in the Amendment, if the Company is successful in raising up to $500,000 in additional equity capital, it intends to develop new DVD’s.  If it is not successful, then no new DVD’s will be produced.  This will also depend upon whether the   Company’s existing DVD’s are marketed successfully in the future if and when additional capital is available.  The Amendment discusses this issue at pages 3, 6, 17 and 18.

Comment No. 23

The reference to “go-to” flies has been deleted in the Amendment.  The revised disclosure also replaces “world-renowned” with the word “popular”.

Comment No. 24

The word “enthusiastic” has been deleted in the Amendment.  In addition, the disclosure has been updated to reflect the revised number of DVD’s sold to date, as well as the increased price per DVD from the DVD’s previously sold.  See page 23.

Comment No. 25

The disclosure relating to the relationship with Mr. Dunnigan has been revised per the staff’s comment.  See page 22.

Comment No. 26

As disclosed in the Registration Statement, the agreement with Mr. Dunnigan provides for him to assist the Company in tying the Company’s Natural Selection Flies, as well as to provide critical critiques of the Company’s fly designs.  It does not include developing new ties for the Company, which is what he does for the Montana Fly Company. Therefore, it is unlikely that any conflict of interest will arise.

Comment No. 27

The relevant sentence has been deleted in the Amendment.

Comment No. 28

The Company was not identified in the publication as being provided and sold by the Company.  The purpose of the book was not to identify commercially available flies for any company. Instead, the book merely identified various patterns used to produce ties.

Certain Relationships and Related Transactions
(page 28)

Comment No. 29

The requested disclosure has been added to the Amendment. See page 28.

Securities and Exchange Commission
February 4, 2013

Financial Statements
Notes to Financial Statements
(page F-9)

Comment No. 30

The reference to the issued and outstanding shares has been updated to reflect the forward split.

Other

Comment No. 31

It is our understanding that the Company’s financial statements will go stale on February 15, 2013.  We hope to satisfy all of the staff’s concerns prior to that date.  However, the Company’s independent auditor has commenced the initial activity required to audit the Company’s financial statements for the fiscal year ended December 31, 2012, which will be required to be included in the Company’s Form 10-K filing if the Registration Statement is declared effective prior to February 15.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of Monday, February 11, 2013, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to this date to confirm.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm